Marc Recht (617) 937-2316 mrecht@cooley.com	VIA EDGAR
July 24, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Russell Mancuso, Branch Chief

RE:	Clinical Data, Inc. Amendment No. 1 to Registration Statement of Form S-3 Filed July 1, 2009 Registration No. 333-159039
Ladies and Gentlemen:
     On behalf of Clinical Data, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (the “Second Amendment”) to the Company’s Registration Statement on Form S-3, initially filed with the Commission on May 7, 2009 and amended by Amendment No. 1 to Form S-3 filed with the Commission on July 1, 2009 (the “First Amendment”). Set forth below are the Company’s responses to the comments of the Staff of the Commission’s Division of Corporation Finance (the “Staff”) given by letter (the “Comment Letter”) dated July 16, 2009 from Russell Mancuso, Branch Chief. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. We are delivering one marked complete courtesy copy of the Second Amendment and one courtesy copy of this letter to Mr. Mancuso as well as to Mary Beth Breslin of the Commission’s Division of Corporation Finance.
     Registration Rights Agreement, page 6
1.	Comment: We note your response to prior comment 3. To the extent that the liquidated damages provision of your registration rights agreement has been triggered or will be triggered prior to effectiveness of the registration statement, please revise to provide tabular disclosure of the amount payable to the selling stockholders.
          Response: Please see the Company’s updated disclosure in the Second Amendment in the section entitled “Prospectus Summary — Net Proceeds and Total Potential Payment under the Convertible Notes” beginning on page 6, which includes a tabular disclosure of the amounts that will be payable to the selling stockholders as a result in the delay in the registration statement becoming effective.
THE PRUDENTIAL TOWER, 800 BOYLSTON STREET, 46TH FLOOR, BOSTON, MA 02199 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

Securities and Exchange Commission
July 24, 2009
Page Two
     Related Party Transactions, page 16
2.	Comment: Tell us the authority on which you rely to incorporate from your Forms 8-K the information required to be included in Form S-3 pursuant to Item 7 of the form.
          Response: The description of the transactions between the Company and the selling stockholders and their affiliates, including Randal J. Kirk, has been updated in response to the Staff’s comment to clarify the material relationships between the Company and such parties within the past three years. The references to the Forms 8-K and other filings contained the section of the First Amendment entitled “Selling Stockholders — Related Party Transactions” were included pursuant to comment 9 in the Staff’s letter dated May 28, 2009 from Russell Mancuso, Branch Chief (the “Initial Comment Letter”), which requested the Company inform the Staff where the Company has filed agreements described therein. The inclusion of such references into the First Amendment were not intended to incorporate by reference the information from such filings into the First Amendment. This section of the Second Amendment has been updated to clarify that such references were included for informational purposes only and that the information contained in such filings are expressly not being incorporated by reference into the Second Amendment.
     Information Incorporated by Reference, page 19
3.	Comment: We note that you have incorporated by reference the Form 10-K for the fiscal year ended March 31, 2009, which in turn forward incorporates by reference portions of a definitive proxy statement that has not yet been filed. Please note that you should file the Part III information, either in a definitive proxy statement or in an amendment to the Form 10-K, prior to requesting acceleration of this registration statement. Refer to Item 123.01 of the Securities Act Forms’ Compliance and Disclosure Interpretations, available on our website at www.sec.gov.
          Response: The information required by Part III of Form 10-K will be included in a definitive proxy statement that will be filed with the Commission on or prior to July 29, 2009, the last date upon which the Company can forward incorporate by reference such information into its Form 10-K. The Company will not request acceleration of the Second Amendment until the definitive proxy statement has been filed.
     Undertakings, page 20
4.	Comment: We note your response to prior comment 10; however, the undertaking required by Regulation S-K Item 512(a)(6) should be included in your filing. See Rule 430C(d).
          Response: In response to the Staff’s comment, the Company has added to the Second Amendment under the section entitled, “Item 17. Undertakings,” the undertaking in Regulation S-K Item 512(a)(6).
* * * * * *
THE PRUDENTIAL TOWER, 800 BOYLSTON STREET, 46TH FLOOR, BOSTON, MA 02199 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

Securities and Exchange Commission
July 24, 2009
Page Three
     When appropriate, the Company will provide a written request for acceleration of the effective date of the registration statement and will include the requested “Tandy” language therein. The Company is aware of its obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the registration statement.
     We hope that the above responses and the related revisions to the Second Amendment will be acceptable to the Staff. Please do not hesitate to call Marc Recht or Robert Hadfield of this firm at (617) 937-2300 with any comments or questions regarding the Second Amendment and this letter. We thank you for your time and attention.
Best regards,
/s/ Marc Recht
Marc Recht

cc:	Securities and Exchange Commission

Russell Mancuso Mary Beth Breslin

Clinical Data, Inc.

Andrew J. Fromkin
C. Evan Ballantyne
Caesar J. Belbel
John McCabe

Cooley Godward Kronish LLP

Robert O. Hadfield
THE PRUDENTIAL TOWER, 800 BOYLSTON STREET, 46TH FLOOR, BOSTON, MA 02199 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM